UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Salix Pharmaceuticals, Ltd.

(Name of Subject Company)

Salix Pharmaceuticals, Ltd.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

795435106

(CUSIP Number of Class of Securities)

William Bertrand, Jr.

Acting Chief Operating Officer,

Executive Vice President and General Counsel

Salix Pharmaceuticals, Ltd.

8510 Colonnade Center Drive

Raleigh, North Carolina 27615

(919) 862-1000

With copies to:

Christopher T. Cox

Gregory P. Patti, Jr.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

(212) 504-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Salix Pharmaceuticals, Ltd. (the “Company” or “we”) filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2015 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Sun Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware Corporation (“VPI”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a British Columbia corporation (“Valeant”), to acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company for $158.00 per share, net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 4, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time) filed with the SEC by Valeant, VPI and Purchaser on March 4, 2015.

On March 16, 2015, Valeant, VPI, Purchaser and the Company entered into an Amendment No. 1 (the “Amendment”) to that certain Agreement and Plan of Merger, dated as of February 20, 2015 (the “Merger Agreement”), by and among the Company, Purchaser, VPI and, solely for purposes of guaranteeing VPI’s and Purchaser’s obligations thereunder, Valeant.

Pursuant to the Amendment, among other things, (i) the offer price was increased from $158.00 per share to $173.00 per share, net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law thereon, provided that if at 12:00 midnight, Eastern time, on April 8, 2015 (one minute after 11:59 P.M., Eastern time, on April 7, 2015), all of the conditions to the tender offer have not been satisfied or waived by Valeant, then the offer price will be reduced to $158.00 per share, net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law thereon; (ii) the amount of the fee payable by Salix upon the termination of the Merger Agreement under certain provisions thereof was increased from $356.4 million to $456.4 million; and (iii) the outside date after which either VPI or the Company may terminate the transaction has been moved from August 20, 2015 to May 1, 2015.

The tender offer, which is for all outstanding shares of common stock of the Company, will expire at 12:00 midnight, Eastern time, on April 1, 2015 (one minute after 11:59 P.M., Eastern time, on March 31, 2015), unless extended.

The foregoing summary of the Amendment is qualified in its entirety by reference to the Amendment, a copy of which is attached hereto as Exhibit (a)(21) and is incorporated herein by reference.

Other than as expressly modified by the Amendment, the Merger Agreement remains in full force and effect as originally executed.

Except as otherwise set forth herein, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION.

1. The section captioned “Additional Information – Regulatory Approvals” of the Schedule 14D-9 is hereby amended and supplemented by restating, in their entirety, the third and fourth paragraphs of the section as follows:

“Pursuant to the HSR Act, Valeant and the Company filed their Premerger Notification and Report Forms with the FTC and the Antitrust Division on February 27, 2015 and March 2, 2015, respectively, for review in connection with the Offer. The initial waiting period under the HSR Act, which was scheduled to expire at 11:59 P.M., New York time, on March 16, 2015, was terminated early, effective March 13, 2015. Accordingly, the HSR Condition has been satisfied.”

2. The section captioned “Additional Information – Certain Litigation” of the Schedule 14D-9 is hereby amended and supplemented by restating, in its entirety, the paragraph in that section as follows:

“Following the announcement of the execution of the Merger Agreement, six purported stockholder class action complaints were filed in the Delaware Court of Chancery challenging the proposed transaction: Feinstein v. Valeant Pharmaceuticals International, Inc., et al., C.A. No. 10721 (filed February 25, 2015, and amended on March 13, 2015), Garcia v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10728 (filed February 27, 2015), Gonsalves v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10737 (filed March 2, 2015, and amended on March 13, 2015), Lindgren v. Salix Pharmaceuticals Ltd., et al., C.A. No. 10748 (filed March 4, 2015), Zhang v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10760 (filed March 6, 2015) and Herlson v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10784 (filed March 12, 2015). The Garcia, Lindgren, Zhang and Herlson complaints name the Company, the Board, Valeant, VPI and the Purchaser as defendants. The amended complaint jointly filed in both Feinstein and Gonsalves names the Board, Valeant, VPI and Purchaser as defendants, dropping the Company as a defendant from the initial Gonsalves complaint. On March 13, 2015, the plaintiffs jointly filed a proposed order seeking consolidation of all six actions, appointment of plaintiffs’ lead counsel and the designation of the amended complaint filed in Feinstein as the operative complaint for all six actions. Each complaint, including the amended complaint, alleges generally that the members of the Board breached their fiduciary duties to stockholders and that the other defendants aided and abetted such breaches, by seeking to sell the Company for inadequate consideration and agreeing to allegedly preclusive deal protections. All of the complaints seek, among other things, injunctive relief, including enjoining the proposed transaction, rescission or rescissory damages in the event the proposed transaction is consummated and unspecified attorneys’ and other fees and costs. We intend to vigorously defend against such claims.”

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description of Document

(a)(20)	Joint Press Release issued by Valeant Pharmaceuticals International, Inc. and Salix Pharmaceuticals, Ltd., dated March 16, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on March 16, 2015).

(a)(21)	Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 16, 2015, among Valeant Pharmaceuticals International, Inc., Valeant Pharmaceuticals International, Sun Merger Sub, Inc. and Salix Pharmaceuticals, Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on March 16, 2015).

(a)(22)	Communication sent to Company employees on March 16, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 14D-9 is true, complete and correct.

SALIX PHARMACEUTICALS, LTD.

	By:	/s/ WILLIAM BERTRAND, JR.
Dated: March 16, 2015	Name:	William C. Bertrand, Jr.
	Title:	Acting Chief Operating Officer, Executive Vice President and General Counsel